December 29, 2010

VIA EDGAR CORRESPONDENCE

Peggy Kim, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	J.Crew Group, Inc.
Schedule 13E-3 filed December 6, 2010
File No. 005-81886
Preliminary Schedule 14A filed December 6, 2010
File No. 001-32927

Dear Ms. Kim:

On behalf of J.Crew Group, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 17, 2010 with respect to the above referenced Schedule 13E-3 filed on December 6, 2010 (the “Schedule 13E-3”) and Preliminary Schedule 14A filed on December 6, 2010 (the “Proxy Statement”).

For your convenience, enclosed are copies of the revised preliminary proxy statement (the “Revised Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the initial filing, that are being filed with the Commission today. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Proxy Statement.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response.

Schedule 13E-3

General

1.	We note the disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

Response: The disclosure under Item 3 of the Schedule 13E-3 has been deleted from the Amended Schedule 13E-3 and inserted in the sections of the Revised Proxy Statement entitled “Special Factors—Business and Background of Natural Persons Related to the Company” and “Special Factors—Business and Background of Natural Persons Related to TPG VI, Parent, Merger Sub and the Leonard Green Entities” and appropriate cross references have been added to the Amended Schedule 13E-3 in response to the Staff’s comment.

2.	Please remove the disclosure disclaiming the “affiliate” status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Response: The disclosure disclaiming the “affiliate” status of the filing persons has been removed from the Amended Schedule 13E-3 in response to the Staff’s comment.

3.	General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer, TPG and the Leonard Green entities. This would include, without limitation, the information required by Item 1005(a) through (c) and (e) and by Item 1008 of Regulation M-A.

Response: The disclosure in the sections of the Revised Proxy Statement entitled “Special Factors—Relationship between Us and Leonard Green and TPG” and “Common Stock Transaction Information” has been revised to include items referenced in General Instruction C with respect to each executive officer and director of the Company, TPG VI and the Leonard Green Entities in response to the Staff’s comment.

Schedule 14A

4.	We note that the section Cautionary Statements appears after the Summary Term Sheet. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Response: The section of the Proxy Statement entitled “Special Factors” has been moved so that it appears immediately after the section of the Revised Proxy Statement entitled “Summary Term Sheet” in response to the Staff’s comment.

Recommendation of Our Board and Special Committee…., page 3

5.	We note that the board believes that the merger is both procedurally and substantively fair to “the stockholders of the Company other than the Rollover Investors and Parent Affiliates,” which includes affiliates of the issuer such as officers and directors. Refer to Item 1014(a) of Regulation M-A, which requires fairness determination targeted towards unaffiliated shareholders. Please revise to consistently state whether the board believes the merger is fair to unaffiliated shareholders of the issuer.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Summary Term Sheet,” and throughout the Revised Proxy Statement has been revised to clarify that the Board and the special committee believe that the merger is fair (both substantively and procedurally) to the “unaffiliated stockholders” of the Company and the term “unaffiliated stockholders” is used consistently and throughout the Revised Proxy Statement in response to the Staff’s comment.

Special Factors, page 16

Background of the Merger, page 18

6.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Perella Weinberg during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. For example, it appears that Perella Weinberg made a presentation on November 1, 2010. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Response: In response to the Staff’s comment, the Company has filed the presentations made by Perella Weinberg to the special committee on October 25, October 29, November 1, November 4, November 9, and November 21, 2010 as exhibits to the Amended Schedule 13E-3. The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee” has been revised to include descriptions and summaries of these presentations.

7.	We note that Goldman Sachs has prepared various financial analyses for the issuer over the past few years. Please further describe these analyses, and if the board, financial advisor or any of the filing persons considered Goldman’s analysis, then it appears that each analysis is materially related to the going private transaction and must be summarized and filed as an exhibit to the Schedule 13E-3. In addition, it appears that Goldman Sachs has provided an analysis of a potential recapitalization; please summarize and file this report. Further, we note that Goldman is also financing the transaction; please note that any independent financial analysis conducted by any of the lenders in connection with the transaction is also a materially related report under Item 1015 of Regulation M-A.

Response: In response to the Staff’s comment, in calendar years 2009 and 2010, Goldman Sachs has prepared certain illustrative financial analyses at the request of the Company’s management, dated: March 3, 2009; March 26, 2009; August 5, 2009; November 20, 2009; January 28, 2010; March 4, 2010; May 20, 2010; June 3, 2010, July 19, 2010; August 31, 2010; September 13, 2010; and September 23, 2010. In each case, representatives of Goldman Sachs provided these financial analyses to, and in some cases discussed these financial analyses with, Mr. James Scully, the Chief Financial Officer of the Company, and certain other members of the Company’s finance team, but never with Mr. Millard Drexler, the Chief Executive Officer of the Company, or any member of the Board (except in the case of financial analyses dated March 26, 2009, January 28, 2010 and March 4, 2010 that were provided by the management of the Company to the Board).

Concurrent with the filing of this response letter, Goldman Sachs is submitting to the Staff, for its review on a confidential, supplemental basis, copies of each of the foregoing Goldman Sachs’ financial analyses.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has determined that none of the foregoing financial analyses prepared by Goldman Sachs for the Company constitute a report, opinion or appraisal that is materially related to the merger as contemplated by Item 1015(a) of Regulation M-A. In reaching this determination, the Company has considered carefully not only the relevant facts of this transaction but all relevant publicly available authority, including (i) the Staff’s views set forth in its 1987 No-Action Letter to Charles L. Ephraim, (ii) the Staff’s 2003 enforcement action, In the matter of Meyers Parking System, Inc., Exchange Act Release No. 26069 and (iii) Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 117, Question 117.06 (SEC Division of Corporation Finance, January 2009).

In reaching its determination with respect to each of the foregoing financial analyses that have been prepared by Goldman Sachs for the management of the Company, the Company considered the following relevant facts:

•

Goldman Sachs, in calendar years 2009 and 2010, has never been retained by the Company to provide investment banking services in connection with any transaction or matter, including the potential acquisition of the Company by affiliates of TPG or Leonard Green. Goldman Sachs has not during that period received compensation from the Company for any investment banking services.

•

Except for the financial analyses dated September 13, 2010 and September 23, 2010, all of the financial analyses prepared by Goldman Sachs at the request of the management of the Company were prepared prior to September 1, 2010—the date on which a representative of TPG indicated to a representative of the Company TPG’s potential interest in acquiring the Company.

•

Goldman Sachs did not prepare any financial analyses for the Company after September 23, 2010—three weeks before October 15, 2010 when the special committee was formed to negotiate, evaluate and recommend any transaction between the Company and affiliates of TPG was formed.

•

Goldman Sachs was not asked to, and did not, at any time, prepare for or render to the Company (i) any opinion as to the fairness of the consideration to be offered to the Company’s security holders in the merger, (ii) any opinion or appraisal as to the value of the Company or (iii) any other opinion.

•	The special committee engaged Perella Weinberg as its financial advisor in connection with the possible transaction between the Company and affiliates of TPG on October 21, 2010.

•

In negotiating, reviewing and ultimately recommending the merger, the special committee considered and relied upon the financial advice and financial analyses of Perella Weinberg, which such financial analyses have been filed as exhibits to the Schedule 13E-3. The special committee did not consider or rely upon in any respect the previous financial analyses performed by Goldman Sachs in reviewing and recommending the merger.

•

In reviewing and considering the recommendation of the special committee, and in reviewing and ultimately approving the merger, the Board considered and relied upon the financial advice and financial analyses of Perella Weinberg, which such financial analyses have been filed as exhibits to the Schedule 13E-3. The Board did not consider or rely upon in any respect the previous financial analyses performed by Goldman Sachs in reviewing and approving the merger.

•

The special committee was aware from and after its formation that Goldman Sachs was identified by TPG as a potential source of debt financing and as a provider of supplemental financial advisory services in connection with the merger.

•

Goldman Sachs is acting as financial advisor to TPG in connection with the merger. Consequently, inclusion in the Schedule 13E-3 and Revised Proxy Statement of financial analyses prepared by Goldman Sachs for the Company potentially would be confusing to the stockholders of the Company.

In addition to the foregoing relevant facts applicable to all analyses prepared by Goldman Sachs for management of the Company in calendar years 2009 and 2010, in reaching their determination with respect to the financial analyses dated September 13, 2010 and September 23, 2010, respectively, prepared by Goldman Sachs at the request of management of the Company, the Company considered the following additional relevant facts:

•

The financial analyses prepared by Goldman Sachs were discussed by representatives of Goldman Sachs only with Mr. Scully, and Mr. Stuart Haselden, the Senior Vice President, Finance and Treasurer of the Company. The financial analyses were not discussed with, considered by or relied upon by any other officer of the Company, including Mr. Drexler, or by any member of the Board, including any member of the special committee.

•

Goldman Sachs’ financial analyses dated September 13, 2010 consisted solely of analyses of a potential recapitalization of the Company by means of a special dividend or stock repurchase and two pages related to an illustrative analysis of a potential leveraged buyout of the Company. By the time representatives of Goldman Sachs met with Messrs. Scully and Haselden to discuss these analyses on September 21, 2010, almost a week had elapsed since the last meeting between management of the Company and representatives of TPG creating substantial uncertainty on the part of the management as to whether TPG had a bona fide interest in pursuing an acquisition of the Company. In addition, based on conversations among the management of the Company and representatives of Goldman Sachs, Mr. Scully understood that as of the date of such meeting it was unlikely that Goldman Sachs would be engaged as financial advisor to represent any special committee of the Board formed to consider a potential transaction between TPG and the Company. Moreover, Mr. Scully understood that Goldman Sachs may wish to be, and may be, engaged by TPG as a potential source of debt financing to TPG in connection with any potential transaction between the Company and affiliates of TPG and in an advisory role supplemental to its capacity as a potential source of debt financing. However, both Goldman Sachs and Mr. Scully understood that if a transaction between the Company and TPG did not materialize, Goldman Sachs might be available to be retained by the Company to assist management in its review of other strategic alternatives available to the Company including a potential recapitalization by means of a special dividend or stock repurchase. As a result, the focus of the September 21, 2010 meeting was on management’s review of other strategic alternatives available to the Company, in particular a potential recapitalization by means of a special dividend or stock repurchase. Following the September 21, 2010 meeting and as a result of the continued substantial uncertainty about the possibility of a transaction with affiliates of TPG, Goldman Sachs prepared the September 23, 2010 financial analyses at the request of Mr. Scully, which such analyses consisted solely of updated analyses of a potential recapitalization of the Company by means of a special dividend or stock repurchase. The analyses prepared by Goldman Sachs on September 13, 2010 and September 23, 2010 were therefore not prepared in connection with the transaction with affiliates of TPG but rather in connection with management’s review of other strategic alternatives available to the Company given management’s concern at that time that a proposal from TPG would not materialize, and management was not relying on the financial analyses of Goldman Sachs in connection with their consideration of a possible transaction between the Company and affiliates of TPG.

•

The financial analyses performed by Goldman Sachs for Mr. Scully utilized the September target model prepared by the management of the Company, which, as discussed in further detail in the section of the Revised Proxy Statement entitled “Special Factors—Background of the Merger,” was the initial step in the Company’s regular annual budget planning process and contained performance targets necessary to achieve a preliminary goal of approximately 20% year-over-year profit growth. As described in the Revised Proxy Statement under “Special Factors—Background of the Merger,” the September target model subsequently was superseded by the October five year projections and the November five year projections, which were not based on any pre-set goals but rather on methodologies and factors customarily used by the Company in preparing projections for the Board, including updated sales projections and actual division level expense projections.

•

As noted above, Goldman Sachs’ financial analyses consisted solely of analyses of a potential recapitalization of the Company by means of a special dividend or stock repurchase and, in the case of the financial analyses dated September 13, 2010, two pages related to an illustrative analysis of a potential leveraged buyout of the Company. The subsequent financial analyses by Perella Weinberg contained more up to date versions of similar types of analyses, among others, utilizing subsequent projections prepared by management, which analyses have been summarized in the Revised Proxy Statement and are included in Perella Weinberg’s presentation materials filed as exhibits to the Amended Schedule 13E-3.

In addition, Goldman Sachs has prepared various financial analyses for the management of the Company, from time to time from the Company’s initial public offering on June 28, 2006 through the end of calendar year 2008. In response to the Staff’s comment, the Company respectfully advises the Staff that for the same reasons as above noted in connection with the financial analyses being submitted to the Staff on a supplemental basis and, in addition, because these materials are so dated, the Company has determined that none of the foregoing financial analyses prepared by Goldman Sachs for the Company constitute a report, opinion or appraisal that is materially related to the merger as contemplated by Item 1015(a) of Regulation M-A. In response to the Staff’s comment related to financial analyses prepared by Goldman Sachs in connection with its financing of the transaction, the Schedule 13E-3 filed with respect to the merger has been amended to include as an exhibit thereto the financial analyses, dated October 4, 2010, prepared by Goldman Sachs, in an advisory role supplemental to its capacity as a potential source of debt financing to TPG for a potential transaction involving the Company, for TPG. In addition, the Revised Proxy Statement has been amended to include a summary of these financial analyses.

The Company respectfully advises the Staff that it has been advised by the other filing persons that there are no other financial analyses prepared by Goldman Sachs for the other filing persons that constitute a report, opinion or appraisal that is materially related to the merger as contemplated by Item 1015(a) of Regulation M-A. As such, the Company has been advised by the other filing persons that the October 4, 2010 financial analyses prepared by Goldman Sachs, in an advisory role supplemental to its capacity as a potential source of debt financing to TPG for a potential transaction involving the Company, for TPG, is the only report, opinion or appraisal prepared by Goldman Sachs for such persons that is required to be filed with the Schedule 13E-3. The Company has been advised by the other filing persons that in reaching this determination, each of the other filing persons has considered the materials prepared by Goldman Sachs for TPG, which included both the filed October 4, 2010 analyses and preliminary materials prepared by Goldman Sachs for TPG dated September 27, 2010 that were based upon preliminary working assumptions at that time, did not reflect the final transaction structure and that were less detailed than and superseded by the filed October 4, 2010 analyses, and assessed carefully not only the relevant facts of this transaction but all relevant publicly available authority, including (i) the Staff’s views set forth in its 1987 No-Action Letter to Charles L. Ephraim, (ii) the Staff’s 2003 enforcement action, In the matter of Meyers Parking Systems, Inc., Exchange Act Release No. 26069 and (iii) Compliance and Disclosure Interpretations, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, Section 117, Question 117.06 (SEC Division of Corporation Finance, January 2009). Nevertheless, concurrent with the filing of this response letter, the Company is submitting to the Staff, for its review on a confidential, supplemental basis, a copy of the materials dated September 27, 2010 that were prepared by Goldman Sachs for TPG.

Recommendation of Our Board of Directors and Special Committee; Reasons…, page 35

8.	For each filing person, please state the reasons for undertaking the Rule 13e-3 transaction at this particular time, as compared to another time in the operating history of the company. Refer to Item 1013(c) of Regulation M-A.

Response: The disclosure in the sections of the Revised Proxy Statement entitled “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” “Special Factors—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger” and “Special Factors—Positions of the MD Parties Regarding the Fairness of the Merger” has been revised to state the reasons for each filing person undertaking the Rule 13e-3 transaction at this particular time, as compared to another time in the operating history of the Company, in response to the Staff’s comment.

Recommendation of the Company’s Board of Directors, page 40

9.	Please revise to address whether the board determined that the transaction is both substantively and procedurally fair to unaffiliated shareholders. In addition, please revise to discuss in reasonable detail the factors upon which the board’s fairness determination is based or state that the board expressly adopts the special committee’s conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger,” has been revised in response to the Staff’s comment.

Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub…. page 50

10.	Please revise to discuss in reasonable detail the factors upon which the each filing person’s fairness determination is based or state that each filing person expressly adopts the special committee’s conclusion and analysis to fulfill this disclosure obligation. Please similarly revise the discussion under “Position of the MD Parties.”

Response: The disclosure in the sections of the Revised Proxy Statement entitled “Special Factors—Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub Regarding the Fairness of the Merger” and “Special Factors—Positions of the MD Parties Regarding the Fairness of the Merger” has been revised in response to the Staff’s comment.

11.	Please revise to omit references to an “arms’-length” negotiation since this is a going-private transaction by affiliates.

Response: The Company respectfully disagrees with the Staff’s contention that a transaction that is subject to Rule 13e-3 is incapable of being negotiated on an arm’s-length basis. The concern expressed by the Staff in this comment was also expressed by the Commission in a 1981 release interpreting Rule 13e-3, which stated that in a going private transaction “the terms of the transaction, including the consideration received and other effects upon unaffiliated security holders, may be designed to accommodate the interests of the affiliated parties rather than determined as a result of arm’s-length negotiations.” (emphasis added, SEC Release No. 17719, April 13, 1981). We note that in this release, the Commission did not go so far as to state that no transaction subject to Rule 13e-3 could ever be negotiated on an arm’s length basis, but only noted that it was possible that the terms of a Rule 13e-3 transaction may not have been the result of arm’s-length negotiations. The Company respectfully submits to the Staff that the creation of a special committee composed entirely of independent members of the Board and the broad delegation of powers to the special committee by the Board (including the Board’s resolution not to approve any transaction that was not recommended by the special committee) did, in fact, result in arm’s-length negotiations between the special committee, on behalf of the Company, and TPG and Leonard Green.

As disclosed in the Proxy Statement, the Board constituted the special committee and delegated full power and authority to the special committee in connection with its evaluation of strategic alternatives, including the full power and authority to (i) formulate, establish, oversee and direct a process for the identification, evaluation and negotiation of a potential sale of the Company, (ii) evaluate and negotiate the terms of any proposed definitive or other agreements in respect of a potential sale of the Company, (iii) make recommendations to the Board in respect of any potential transaction, including, without limitation, any recommendation to not proceed with or to recommend that the Company’s stockholders reject a potential sale of the Company and (iv) make recommendations to the Board that the Board take other actions or consider other matters that the special committee deems necessary or appropriate with respect to any potential sale of the Company or other potential strategic transactions. Indeed, the Board resolved that it would not approve or recommend to the Company’s stockholders any potential sale of the Company without the favorable recommendation of the special committee. (See “Special Factors—Background of the Merger”). None of the members of the special committee have any relationship with TPG or Leonard Green, and except as described in the Proxy Statement, none of the members of the special committee have any material relationship with the Company or management.

As further described in the Proxy Statement, the special committee retained independent legal and financial advisors that assisted the special committee in aggressively negotiating the terms of the merger agreement and related agreements on an arm’s-length basis. Following these negotiations, the special committee presented its recommendation to the Board, without which the Board had resolved not to approve or recommend to the Company’s stockholders any potential sale. As noted above, the special committee had full authority to evaluate and negotiate any potential sale of the Company and to determine not to pursue a sale of the Company at all. The special committee was fully prepared to utilize the full scope of its authority and, as described in the Proxy Statement, considered other strategic alternatives to the merger and at one point during the sales process, the special committee ended discussions entirely with TPG and Leonard Green independently and without any further approval from the Board or management. The special committee was advised by independent advisors and acted entirely independently of the Board, management and employees of the Company in negotiating the terms of the merger agreement on an arm’s-length basis. Accordingly, the Company believes that the references to arm’s-length negotiations that appear in the Proxy Statement are accurate and appropriate disclosures to its stockholders.

Opinion of Perella Weinberg, Financial Advisor to the Special Committee, page 41

12.	For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and 2010, 2011, and LTM EBITDA. Please include comparable information for the issuer, including any projections or forecasts, if the financial advisor considered this information, or revise to clarify that the projections disclosed on pages 57-58 were the only projections considered by the financial advisor. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or ranges were used in each analysis.

Response: In response to the Staff’s comment, the disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee—Summary of Material Financial Analyses” has been revised.

13.	Please provide us with a copy of the engagement letter with Perella Weinberg.

Response: The Company has been advised that legal counsel for Perella Weinberg is providing to the staff of the Commission a copy of Perella Weinberg’s engagement letter on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. The Company has been advised that in accordance with such rules, legal counsel for Perella Weinberg will request that the engagement letter be returned promptly following completion of the Staff’s review. The Company has been advised that by separate letter, counsel to Perella Weinberg has requested confidential treatment of the engagement letter pursuant to provisions of 17 C.F.R. §200.83.

Historical Stock Trading, page 45

14.	Describe the companies in the S&P Retail Index. Please also disclose the stock prices for the companies in the equal weighted index and the S&P Retail Index.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Opinion of Perella Weinberg, Financial Advisor to the Special Committee—Summary of Material Financial Analyses—Historical Stock Trading” has been revised to provide additional information regarding the S&P Retail Index Exchange Traded Fund and its components.

We respectfully submit that disclosure of the stock prices of the approximately 66 companies that comprise the S&P Retail Index Exchange Traded Fund is neither helpful nor material to security holders given the large number of companies that are included in the S&P Retail Index Exchange Traded Fund. In addition, information regarding the stock prices of the S&P Retail Index Exchange Traded Fund and its constituent companies is readily available from public sources, as are the stock prices for the 19 companies that were included in the equal weighted index and whose names were disclosed in the Proxy Statement. Furthermore, we respectfully submit that Perella Weinberg’s historical stock trading analyses, as reflected in the presentation materials and as presented to the special committee, were intended to compare the historical trading price per share of the Company’s common stock to share price performance of the overall retail sector represented by the S&P Retail Index Exchange Traded Fund, as well as a selected subset of that sector represented by the equal weighted index, rather than to the performance of any of the individual companies contained in such indexes. We further submit that the provision of these additional disclosures would be confusing to security holders and would be of little practical value.

Alternatives to Merger, page 56

15.	We note that an alternative sales process, continuing as a stand-alone company, conducting a stock repurchase, implementing a dividend or undertaking a recapitalization were considered as alternatives. Please revise to describe each filing person’s reasons for rejecting each of the alternatives. Refer to Item 1013(b) of Regulation M-A.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Alternatives to Merger,” has been revised in response to the Staff’s comment.

Financing of the Merger, page 58

16.	For each bullet point on page 58, please revise to quantify the amounts of funds that will be used from each of the financing sources, including the amount of the issuer’s cash that will be used to complete the merger.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Financing of the Merger,” has been revised to quantify the amounts of funds that will be used from each of the financing sources in response to the Staff’s comment.

Certain Material United States Federal Income Tax Consequences, page 75

17.	Please describe the federal income tax consequences of the merger to each filing person. See Item 1013(d) of Regulation M-A.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Special Factors—Certain Material United States Federal Income Tax Consequences,” has been revised to describe the federal income tax consequences of the merger to each filing person in response to the Staff’s comment.

Common Stock Ownership of Management and Certain Beneficial…, page 104

18.	In your next amendment, please disclose the beneficial ownership information before and after the merger as of the most recent practicable date.

Response: The disclosure in the section of the Revised Proxy Statement entitled “Common Stock Ownership of Management and Certain Beneficial Owners,” has been updated to disclose the beneficial ownership information as of the most recent practicable date in response to the Staff’s comment.

*                                 *                                *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Daniel S. Sternberg at (212) 225-2630 or Matthew P. Salerno at (212) 225-2742.

Very truly yours,

/s/ Daniel S. Sternberg
Daniel S. Sternberg

/s/ Matthew P. Salerno
Matthew P. Salerno

cc:	Scott A. Barshay, Esq.
Thomas E. Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Alfred O. Rose, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02119
(617) 951-7000

Jack H. Nusbaum, Esq.
Adam M. Turteltaub, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

Howard A. Sobel, Esq.
Jason H. Silvera, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1200